Exhibit 99.1

GoldMining Announces Filing Of Financial Statements, MD&A, Annual Information Form And Annual Report On Form 40-F

Vancouver, British Columbia – February 27, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) announces the filing of its annual financial statements, management's discussion and analysis (“MD&A”), annual information form (the "Annual Filings") and its annual report on Form 40-F (the "Form 40-F") for the year ended November 30, 2023.

The Annual Filings, which include information regarding the Company's financial position, operations and projects for the fiscal year, are available under the Company's profile at www.sedarplus.ca, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.goldmining.com. The Form 40-F is available under the Company's profile on EDGAR.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001
Email: info@goldmining.com